SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Bayou City Exploration, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

07301P 10 5

(CUSIP Number)

Stephen C. Larkin

632 Adams Street, Suite 710
Bowling Green, Kentucky 42101

(270) 842-2421

With copy to:

Jeffrey M. McPhaul

Munck Wilson Mandala, LLP

12770 Coit Road, Suite 600

Dallas, Texas 75251

(972) 628-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07301P 10 5
1. Names of Reporting Persons. Stephen C. Larkin
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 27,062,844
8. Shared Voting Power 0
9. Sole Dispositive Power 27,062,844
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 27,062,844
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 27.3%
14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.005 per share (“Common Stock”), of Bayou City Exploration, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 632 Adams Street, Suite 700, Bowling Green, Kentucky 42101.

Item 2. Identity and Background.

(a)	This statement is filed by and on behalf of Stephen C. Larkin.

(b)	The reporting person's business address is 632 Adams Street, Suite 710, Bowling Green, Kentucky 42101.

(c)	The reporting person's present principal occupation is serving as the Chief Financial Officer of the Issuer.

(d)	The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The reporting person was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the last five years.

(f)	The reporting person is a citizen of the United States of America.

The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person acquired 26,000,000 shares of Common Stock from the Issuer in a private transaction in exchange for consideration of $130,000 of the reporting person's personal funds on March 8, 2012. Prior to the foregoing purchase, the reporting person acquired 62,844 shares of Common Stock in an open market transaction in exchange for consideration of approximately $2,074 of the reporting person's personal funds. The remaining 1,000,000 shares of Common Stock that may be deemed beneficially owned by the reporting person are shares that the reporting person has the right to acquire from the Issuer at $0.01 per shares pursuant to an option granted by the Issuer to the reporting person for services rendered by the reporting person to the Issuer. The shares underlying the option are fully vested and the option expires on May 18, 2019.

Item 4. Purpose of Transaction.

The securities covered by this statement were acquired for investment purposes, except for the option described in Item 6 hereof, which was granted by the Issuer to the reporting person for services rendered by the reporting person to the Issuer.

As of the date of this Schedule 13D, the reporting person serves as a director and the Chief Financial Officer of the Issuer. The reporting person, in the reporting person's capacity as a director and officer of the Issuer and separately as a security holder of the Issuer, has engaged in discussions with the Issuer, management, members of the board of directors and other representatives of the Issuer, other security holders of the Issuer and other persons from time to time with respect to various matters, including the subject class of securities and the business and operations of the Issuer.

Except as otherwise set forth herein, the reporting person has or have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, the reporting person, in the reporting person's capacity as a director and officer of the Issuer and separately as a security holder of the Issuer, plans and proposes to review and analyze the reporting person's investment in the Issuer on a continuing basis. As a result, the reporting person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in clause (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the reporting person may be deemed to beneficially own an aggregate of 27,062,844 shares of Common Stock, representing approximately 27.3% of the outstanding shares of Common Stock (based on 99,003,633 shares of Common Stock outstanding as of March 8, 2012). As noted in Item 3 above, 1,000,000 shares of Common Stock that may be deemed beneficially owned by the reporting person are shares that the reporting person has the right to acquire from the Issuer at $0.01 per shares pursuant to an option agreement.

(b) The reporting person has the sole power to vote and the sole power to dispose of the 27,062,844 shares of Common Stock that may be deemed beneficially owned by him.

(c)   On March 8, 2012, the reporting person purchased 26,000,000 shares of Common Stock from the Issuer for $0.005 per share pursuant to that certain Stock Purchase Agreement dated March 8, 2012, by and among the Issuer, the reporting person and each other party thereto. There have been no other transactions effected with respect to the Common Stock by the reporting person during the sixty (60) day period prior to the date hereof.

(d)   Not Applicable.

(e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 18, 2009, the Issuer awarded a non-qualified stock option (the "Option") to the reporting person pursuant to that certain 2005 Stock Option and Incentive Plan of the Issuer (the "Option Plan") and that certain Non-Qualified Stock Option Agreement dated May 18, 2009, by and between the Issuer and the reporting person (the "NQSO Agreement"). The Option entitles the reporting person to purchase up to 1,000,000 shares of Common Stock, subject to adjustment, for $0.01 per share, as provided by the Option Plan and the NQSO Agreement. The shares of Common Stock underlying the Option were subject to vesting in three equal installments on May 18, 2009, 2010, and 2011 and voting restrictions and otherwise subject to the Option Plan and the NQSO Agreement. The Option expires on May 18, 2019.

On March 8, 2012, the reporting person purchased 26,000,000 shares of Common Stock from the Issuer for $0.005 per share pursuant to that certain Stock Purchase Agreement dated March 8, 2012, by and among the Issuer, the reporting person and each other party thereto.

This statement, including this Item and each description herein of the terms and conditions of the Option, 2005 Plan, NQSO Agreement and Stock Purchase Agreement, is qualified in its entirety by reference to the 2005 Plan, NQSO Agreement and Stock Purchase Agreement, a copy of which has been furnished as Exhibit 99.1, 99.2, and 99.3 hereto, respectively, and is (together with the description therein of such terms and conditions) incorporated herein by reference, including in answer or partial answer to this Item.

Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Each exhibit described herein is incorporated by reference as follows:

Exhibit
No.	Description
99.1

2005 Stock Option and Incentive Plan of the Issuer (incorporated herein by reference from Exhibit A to the Definitive Proxy Statement on Schedule 14A filed May 2, 2005, by the Issuer with the Commission)

99.2

Non-Qualified Stock Option Agreement dated May 18, 2009, by and between the Issuer and Stephen C. Larkin (incorporated herein by reference from Exhibit 10.12 to the Form 10-K filed April 15, 2011, by the Issuer with the Commission)

99.3

Stock Purchase Agreement dated December 31, 2011, by and among the Issuer, Stephen C. Larkin and each other party thereto (incorporated herein by reference from Exhibit 10.1 to the Form 8-K filed March 9, 2012, by the Issuer with the Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stephen C. Larkin By: /s/ Stephen C. Larkin Name: Stephen C. Larkin Date: March 19, 2012

EXHIBIT INDEX

Exhibit
No.	Description
99.1

2005 Stock Option and Incentive Plan of the Issuer (incorporated herein by reference from Exhibit A to the Definitive Proxy Statement on Schedule 14A filed May 2, 2005 by the Issuer with the Commission)

99.2

Non-Qualified Stock Option Agreement dated May 18, 2009 by and between the Issuer and Stephen C. Larkin (incorporated herein by reference from Exhibit 10.12 to the Form 10-K filed April 15, 2011 by the Issuer with the Commission)

99.3

Stock Purchase Agreement dated December 31, 2011 by and among the Issuer, Stephen C. Larkin and each other party thereto (incorporated herein by reference from Exhibit 10.1 to the Form 8-K filed March 9, 2012 by the Issuer with the Commission)